**BLACK MOUNTAIN MINERALS INC.**

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

04024674

April 20, 2004

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450-5th Street N.W.
Washington, D.C. 20549

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

APR 2 2004

**Attention: Office of Applications & Report Services**

SUPPL

Dear Sirs:

**Re: Exemption No. 82-2218**

Please find enclosed a copy of the unaudited Interim Financial Statements for the three months ended February 29, 2004 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

**BLACK MOUNTAIN MINERALS INC.**

Per: Shereen Dorey

dlw 5/4

/sd

Encl.

# BLACK MOUNTAIN MINERALS INC.

## BALANCE SHEETS (PREPARED BY MANAGEMENT)

| | February 29, 2004 (Unaudited) | November 30, 2003 (Audited) |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and short term investments | $ 126,177 | $ 137,192 |
| Accounts receivable | 621 | 4,341 |
| | 126,798 | 141,533 |
| Oil and gas interests | 1 | 1 |
| Mining claims and deferred exploration expenditures | 1 | 1 |
| | $ 126,800 | $ 141,535 |
| **Liabilities** | | |
| Current | | |
| Accounts payable | $ 1,842 | $ 5,057 |
| **Shareholders' Equity** | | |
| Capital Stock | | |
| Authorized | | |
| Unlimited common shares | | |
| Unlimited preferred shares | | |
| Issued | | |
| 5,753,957 common shares | 1,059,368 | 1,059,368 |
| Deficit | (934,410) | (922,890) |
| | 124,958 | 136,478 |
| | $ 126,800 | $ 141,535 |

Responsibility for Financial Statements

The accompanying financial statements for Black Mountain Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the November 30, 2003 audited financial statements. Only changes in accounting policies have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

# BLACK MOUNTAIN MINERALS INC.

## STATEMENTS OF OPERATIONS AND DEFICIT

## (PREPARED BY MANAGEMENT - UNAUDITED)

| | Three Months Ended February 29, 2004 | Three Months Ended February 28, 2003 |
|---|---|---|
| Expenses | | |
| Accounting and corporate services | $ 1,680 | $ 2,430 |
| Shareholder relations | 3,285 | 1,113 |
| Legal and audit fees | 500 | - |
| Management fees | 6,000 | 6,000 |
| Miscellaneous | 129 | 228 |
| | 11,594 | 9,771 |
| Less: | | |
| Interest income | (74) | (384) |
| Net loss for the period | (11,520) | (9,387) |
| DEFICIT, beginning of period | (922,890) | (861,467) |
| DEFICIT, end of period | $ (934,410) | $ (870,854) |
| Loss per share (Note 4) | $ 0.00 | $ 0.00 |
| Weighted average number of common shares outstanding | 5,753,957 | 5,753,957 |

# BLACK MOUNTAIN MINERALS INC.

## STATEMENTS OF CASH FLOWS

## (UNAUDITED)

| | Three Months Ended February 29, 2004 | Three Months Ended February 28, 2003 |
|---|---|---|
| Net loss for the period | $ (11,520) | $ (9,387) |
| Changes in non-cash operating working capital: | | |
| Accounts receivable | 3,720 | 3,951 |
| Accounts payable | (3,215) | (980) |
| | 505 | 2,971 |
| Change in cash | (11,015) | (6,416) |
| Cash, beginning of period | 137,192 | 198,010 |
| Cash, end of period | $ 126,177 | $ 191,594 |
| Represented by: | | |
| Cash | $ 6,177 | $ 4,177 |
| Short term investments | 120,000 | 187,417 |
| Total | $ 126,177 | $ 191,594 |

# BLACK MOUNTAIN MINERALS INC.

## NOTES TO FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)

## THREE MONTHS ENDED FEBRUARY 29, 2004

## (UNAUDITED)

1. ACCOUNTING POLICIES

The management of Black Mountain Minerals Inc. (the "Company") have prepared these unaudited financial statements for the three months ended February 29, 2004, in accordance with generally accepted accounting principles in Canada. These financial statements follow the same methods and policies used in the audited November 30, 2003 financial statements.

The disclosures in these interim financial statements do not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended February 29, 2004 are not indicative of the results that may expected for the full year ending November 30, 2004.

2. INCOME TAXES

As of February 29, 2004, the Corporation's income tax expense was nil. No benefit has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have been offset by a valuation allowance. The valuation allowance will be reversed when it is more likely than not that the future tax assets or liabilities will be realized.

3. RELATED PARTY TRANSACTIONS

During the period ended February 29, 2004, Harper Financial Corp. (Harper) was paid the sum of $6,000 as management fees.

A major shareholder of the Company owns Harper.

4. LOSS PER SHARE

The loss per share figures are calculated using the weighted monthly average number of common shares outstanding during the period.

5. SEGMENTED INFORMATION

The Company has no reporting operating segments. Amounts disclosed in these financial statements for assets and liabilities, revenue, and loss for the period relate to administrative activities only.

## SUPPLEMENT TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED FEBRUARY 29, 2004

As of March 22, 2004, 5,753,957 common shares were outstanding.